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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

RECEIVED
 NOV 2 6 2014
201
SEC MAIL / PROCESSING / WASH. D.C. / SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-32815

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/13 and ending 09/30/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bernardi Securities, Inc.

Official Use Only
_____
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
20 S. Clark Street, Suite 2700

(No. and Street)

Chicago   Illinois   60603

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: Eric Bederman   (312) 726-7324

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, middle name)

6601 N. Avondale, Suite 200

(No. and Street)

Chicago   Illinois   60631

(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

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FOR OFFICAL USE ONLY

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*Claims for exemption from the requirement that the annual report covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances
relied on as the basis for the exemption. See section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, **Ronald P. Bernardi**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Bernardi Securities, Inc. and Subsidiary, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

_____

_____
Signature

President & CEO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2014

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2014



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Bernardi Securities, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Bernardi Securities, Inc. and Subsidiary (the Company) as of September 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition. Bernardi Securities, Inc. and Subsidiary's management is responsible for this consolidated financial statement. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Bernardi Securities, Inc. and Subsidiary as of September 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
November 19, 2014

Phone: 708.489.1680 Fax: 847.750.0490 I **dscpagroup.com**

9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423

6601 N. Avondale Avenue, Suite 200 I Chicago, IL 60631

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$ 123,610
Interest receivable		81,171
Securities held for sale		9,228,574
Clearing fund deposit		100,000
Prepaid income taxes		13,772
Prepaid other expenses		77,519
Other current assets		139,004
Total current assets		$ 9,763,650

PROPERTY AND EQUIPMENT:

Office equipment	$ 144,971	
Furniture and fixtures	34,893	
	$ 179,864	
Less — Accumulated depreciation	(168,481)	11,383
Total assets		$ 9,775,033

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Due to clearing organization		$ 5,682,721
Accrued compensation		311,928
Other accrued liabilities		95,539
Total current liabilities		$ 6,090,188

LONG-TERM DEFERRED RENT — 260,087

SHAREHOLDERS' EQUITY:

Common stock, no par value; 2,000 shares authorized; 1,110 shares issued and outstanding	$ 237,332	
Paid in capital	116,690	
Retained earnings	3,070,736	3,424,758
Total liabilities and shareholders' equity		$ 9,775,033

The accompanying notes are an integral part of this consolidated financial statement.

- 1 -

(1)   DESCRIPTION OF THE COMPANY:

Bernardi Securities, Inc. (the Company) is an Illinois corporation that is a registered securities broker-dealer, offering primarily state and municipal securities.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the major accounting policies and practices of the Company which affect significant elements of the accompanying consolidated financial statement:

Consolidation Policy –

The accompanying Consolidated Statement of Financial Condition as of September 30, 2014, and the related Consolidated Statements of Income, Changes in Shareholders' Equity, and Cash Flows for the year then ended include the accounts of the Company and its wholly owned subsidiary, Bernardi Asset Management, LLC. Inter-company transactions and balances have been eliminated in the consolidation.

Cash and Cash Equivalents –

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. At times these deposits are in excess of Federal Deposit Insurance Corporation FDIC insured limits. Historically the Company has not experienced any loss of its cash due to this concentration. Management does not believe it is exposed to significant risk with respect to the cash concentrations.

Fair Value Measurements –

The Company adopted accounting standards which provide a framework for measuring fair value. The standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal market for the asset or liability in a transaction between market participants on the measurement date. The standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 –   Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 –   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) terms, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of the assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Income Taxes –

Management follows accounting provisions which impose a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold now imposed for claiming deductions on income tax returns. As a result of the implementation, the Company utilized the "more likely than not" criteria and determined that all of their tax positions meet that criteria. Therefore, the Company has not recorded any adjustments or disclosed any situations that arose from uncertain tax positions. The Company is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the Company's federal and state income tax returns prior to fiscal year 2010 are closed.

Statement of Changes in Subordinated Liabilities –

The consolidated financial statement does not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5(d)(2) of the Securities and Exchange Commission (SEC) since no such liabilities existed at September 30, 2014, or at any time during the year then ended.

Income Recognition –

Securities transactions and the related revenue and expense are recorded on the settlement date.

Property and Equipment –

Property and equipment are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using accelerated methods. The estimated useful lives used are as follows:

Asset Description	Asset Life
Office equipment	3 – 5 years
Furniture and fixtures	5 years

Use of Estimates in Preparation of the Consolidated Financial Statements –

The preparation of the consolidated financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

(3)   FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following are the major categories of investments measured at fair value, on a recurring basis, as of September 30, 2014, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Fair Value	Level 1	Level 2	Level 3
Municipal Bonds	$ 9,228,574	$ -	$ 9,228,574	$ -

(4)   SECURITIES HELD FOR SALE:

The Company is a broker-dealer in municipal, U.S. Government, and corporate securities. At September 30, 2014, these securities were classified as "trading" and reported at fair value, with the unrealized gains and losses included in principal transaction revenue. Costs are determined on a specific identification basis for determining realized gains and losses. At September 30, 2014, these securities had a fair value of $9,228,574, a cost of $9,192,604.

(5)   COMMITMENTS:

The Company leases office and storage facilities for its corporate offices in Chicago, Illinois under an operating lease ending in 2021. Under the terms of the lease, the monthly rent was $20,104 per month with payments increasing $332 per month in August of each subsequent year. In addition to base rent, the Company is required to make monthly installments for their proportionate share of operating expenses and real estate taxes.

The Company also leases a facility in Fairview Heights, Illinois from a related party under an operating lease for $2,016 per month expiring on February 1 of each year. The lease will automatically renew for one year upon the expiration date unless the Company provides a written termination notice to the lessor. The lease also has a provision for a yearly escalation of three percent each February.

The company has a software license and maintenance agreement which expires in December 2016. Annual payments for the software total $84,360.

The future minimum commitments as of September 30, 2014, are as follows:

Year Ending September 30	Amount
2015	$ 326,268
2016	330,256
2017	264,049
2018	253,871
2019	257,858
2020 and beyond	482,820
	$ 1,915,122

(6)   DEFERRED RENT:

The Company recognizes rent expense by the straight-line method over the terms of its leases. In connection with the Chicago office and storage facilities lease detailed in Note 5, the lessor granted the Company rent abatement for the first seven months of the first lease year and the first six months of the second lease year. An additional provision in the lease granted the Company a tenant improvement allowance to be used for location upgrades and equipment, with the unused portion of the tenant improvement allowance used to offset rental payments. Collectively, these lease incentives are recorded as deferred credits and are amortized over the lease term as a reduction of rent expense. As of September 30, 2014, deferred rent was $260,087.

(7)   RETIREMENT PLAN:

The Company maintains a defined contribution profit sharing plan with a 401(k) feature which permits pre-tax employee contributions. The plan covers all full-time employees who have met the minimum hours and service as required by the plan. Employer contributions to the plan are at the discretion of the Board of Directors. However, this discretion is subject to a minimum funding requirement of three percent of eligible participants' wages.

(8)   FINANCING ARRANGEMENT WITH LESSOR:

The Company has a $50,000 letter of credit that is used as a security deposit and allows the Company's lessor to take draws in connection with obligations under the office lease. In connection with the letter of credit, the Company is obligated to maintain a $50,000 cash account that serves as collateral for the letter of credit. The letter of credit is for one year and automatically renews August of each subsequent year until July 31, 2021.

(9) FINANCING AGREEMENT WITH CLEARING ORGANIZATION:

Among other items contained in the clearing agreement between the Company and Pershing LLC (Pershing), the Company has a financing agreement whereby Pershing will provide financing to the Company in order to purchase securities. The interest rate charged on this financing is the Pershing Cost of Funds rate plus 50 basis points. The interest rate at September 30, 2014, was 1.76 percent. Pershing uses the Company's securities held for sale (inventory) as collateral for the financing with the amount financed limited by the inventory and the Company's net capital requirements. Based upon the Company's inventory and its net capital, the maximum amount available, for financing securities, would be approximately $22,000,000 as of September 30, 2014.

(10) NET CAPITAL REQUIREMENTS:

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $250,000 or six and two-thirds percent of aggregate indebtedness, whichever is greater, as these terms are defined. The net capital rule may effectively restrict the payment of cash dividends.

Net capital changes from day to day, but as of September 30, 2014, the Company had net capital and net capital requirements of $2,595,231 and $250,000, respectively, leaving excess net capital of $2,345,231. The percentage of aggregate indebtedness to net capital as of September 30, 2014, was 26 percent. These amounts are not materially different from the unaudited amounts submitted in the FOCUS Report for the period ended September 30, 2014.

The SEC Rule (Rule 15c3-1) requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 1,500 percent. Under this rule, the Company could borrow up to $39,000,000 as of September 30, 2014.

(11) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. An estimate of the possible loss cannot be made based upon the quantity and size of all transactions.

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(12) LOSS CONTINGENCIES:

The Company is subject to various rules, regulatory filings, and voluntary disclosure questionnaires from a number of agencies. The complexity of these rules requires interpretations resulting in areas of uncertainty. The agencies actively review the Company's information, and in certain cases will question their interpretations. In the event the Company's interpretations are not accepted, remedial actions and/or penalties could be assessed. Losses, if any, are not expected to exceed $100,000.

(13) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of the activities and transactions subsequent to September 30, 2014, to determine the need for any adjustments to and/or disclosures within the audited consolidated financial statements for the year then ended. Management has performed their analysis through November 19, 2014, the date at which the consolidated financial statements were available to be issued.